Exhibit 10.43.2

FirstMarblehead	First Marblehead Corporation

The Prudential Tower
800 Boylston Street – 34th Floor
Boston, MA 02199-8157
Tel 617-638-2000 or 800-895-4283
Fax 617-638-2100 or 866-255-4583

230 Park Avenue, 10th Floor
New York, NY 10169
Tel 212-808-7225
Fax 212-808-7226

August 16, 2005

Mr. Jack L. Kopnisky
156 Brandywine Drive
Hudson, Ohio 44236

Dear Jack:

The First Marblehead Corporation is pleased to confirm our offer of employment to you as President and Chief Operating Officer.  You will report to Dan Meyers, Chairman and Chief Executive Officer.

Your base salary will be paid on a semi-monthly basis at a rate of $20,834 (gross) per pay period, for an annualized base salary of $500,000.  You will also be eligible to participate in the First Marblehead Annual Incentive Plan, which the Company intends to formalize in a written document shortly.  Your target bonus will be 100% of base salary, and shall be awarded in the Company’s discretion subject to the terms and conditions set forth in the plan, including the requirement that you be employed at the time of payout in order to receive the bonus.  Upon the date you commence employment with FMC, pursuant and subject to the terms of the Company’s Restricted Stock Unit Agreement (which must be executed to effect the grant), we will issue you at no cost 75,000 restricted stock units pursuant to our 2003 Stock Incentive Plan (the “Plan”).  Each Restricted Stock Unit represents the right to receive one share of common stock upon vesting.  The vesting schedule, which will be detailed in, and shall be governed by, the Restricted Stock Purchase Agreement, shall be as follows: one third of the original number of restricted stock units shall vest on the second anniversary of the grant date and one third shall vest on each succeeding anniversary of the grant date until the fourth anniversary of the grant date.

In the event you are terminated without Cause (as defined below), and provided that you execute a binding severance agreement and release of claims drafted by and satisfactory to counsel for the Company, First Marblehead will provide you with severance benefits in the form of (i) continuation of your base salary, (ii) reimbursement for your continuation of health and dental coverage pursuant to the federal COBRA law for one year and (iii) payment at the time of payout of bonuses under the First Marblehead Annual Incentive Plan of an amount equal to the bonus you would have been eligible to receive, pro-rated based upon the number of months during which you were actively employed during the applicable fiscal year.  For purposes of this offer letter, “Cause” shall mean (i) the failure to perform your duties to FMC which failure is not cured within 30 days of receipt of notice from FMC reasonably summarizing such failure, (ii) failure to relocate to the Boston area within one year of commencing employment with the Company, (iii) a breach of your fiduciary duties to FMC, (iv) your dishonesty, willful misconduct or gross negligence that the Compensation Committee of the Board of Directors determines in good faith is, or is reasonably likely to be, materially injurious to the Company’s business or reputation, or (v) the conviction of a crime that constitutes a felony.  The Compensation Committee of the Board of Directors shall determine in its sole discretion whether or not “Cause” exists for your termination.

You may participate in any and all benefit programs that the Company may establish and make available to its executives from time to time, provided you are eligible under (and subject to all provisions of) the plan documents governing those programs.  Information regarding the current FMC benefit plans is enclosed.  In summary, you will be eligible for our Group Medical, Group Dental, Group Life and Long Term Disability Insurance on the first of the month following your date of hire.  The First Marblehead 401(k) Plan matches your pre-tax contributions at 100% of the amount you contribute to the plan up to 6% of pay.  You may join this plan after three months of service.

In order to facilitate your move from Ohio to the Boston area, First Marblehead will provide you with a relocation package, details of which are included in the summary attached.  In addition, First Marblehead will provide you with temporary housing in Boston for up to one year at which time we expect you will have made a permanent move to the Boston area.

Please note that this letter does not constitute an employment contract nor a contract for a specific term of employment.  This letter shall in no way alter the Company’s policy of employment at will, under which both you and the Company remain free to end the employment relationship, for any reason, at any time, with or without cause or notice.  As with all FMC employees, your performance and contributions to the firm will be reviewed annually, generally following the close of the fiscal year.

As a condition of hire, The First Marblehead Corporation requires that all employees sign a Non-Disclosure and Non-Competition Agreement.  Due to the nature of our business, this offer is contingent on satisfactory results of a background check which a third party agency, Hireright, runs on prospective employees.  The type of information which is collected by this agency includes that pertaining to an individual’s past employment, education, criminal record and credit history.  Also, as required by the Immigration Reform and Control Act of 1976, you will be expected to provide proof of eligibility to work in the United States.

If this letter correctly sets forth the initial terms under which you will be employed by the Company, please sign the enclosed duplicate of this letter in the space provided below, as well as the Non-Disclosure and Non-Competition Agreement and return them to me.  By signing this letter, you represent that you are not bound by any employment contract, restrictive covenant or other restriction preventing you from entering into employment with or carrying out your responsibilities for the Company, or which is in any way inconsistent with the terms of this letter.  Please note that this offer letter is your formal offer of employment and supersedes any and all prior or contemporaneous agreements, discussions and/or understandings, whether written or oral, relating to the subject matter of this letter or your employment with the Company.  The resolution of any disputes under this letter will be governed by Massachusetts law.

This is an exciting and challenging time for First Marblehead and your addition to our Executive Team is most welcome. It is our understanding that you plan to start with us on September 6 and we look forward to seeing you.

Sincerely,

/s/ Robin Camara

Robin Camara
Senior Vice President - Human Resources

The foregoing correctly sets forth the terms of my at-will employment with First Marblehead.  I am not relying on any representations other than as set forth above.

/s/ Jack L. Kopnisky	Date:	8/18/05
Name: Jack L. Kopnisky		Confirmed 8/19/05 /s/ Robin Camara